Filed by Valero Energy Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                         Subject Company:  Ultramar Diamond Shamrock Corporation
                                                      Registration No. 333-61756



On August 16, 2001, Valero Energy Corporation made the following slide presentation to investors arranged by UBS Warburg:

[VALERO ENERGY CORPORATION LOGO]
===========================================================

[VALERO SERVICES STATION GRAPHIC]

[VALERO REFINERY GRAPHIC]

[VALERO REFINERY GRAPHIC]

[VAELRO REFINERY GRAPHIC]

[VALERO EMPLOYEES GRAPHIC]


                            UBS WARBURG PRESENTATION
                                AUGUST 16, 2001

SAFE HARBOR STATEMENT
================================================================================

Statements contained in this presentation are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this release include statements about future financial results and the proposed Valero/UDS merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Valero's and UDS's businesses will not be integrated successfully; costs related to the merger; failure of the Valero or UDS stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Valero's and UDS's businesses generally as set forth in Valero's and UDS's filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Valero and UDS are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

================================================================================


                                 DANNY GIBBONS

                      EXECUTIVE VICE PRESIDENT AND CHIEF
                               FINANCIAL OFFICER

SUCCESSFUL GROWTH STRATEGY
================================================================================
1996
----
ONE REFINERY IN CORPUS CHRISTI, TX
AND NATURAL GAS BUSINESS

1997
----
LAUNCHED STRATEGIC GROWTH PLAN
BY SELLING OUR NATURAL GAS
BUSINESS TO PG&E CORPORATION

BASIS REFINERIES ACQUISITION -
TRIPLED REFINING CAPACITY

1998
----
PAULSBORO REFINERY ACQUISITION -
ADDED EAST COAST PRESENCE

2000
----
BENICIA ACQUISITION - ADDED WEST
COAST REFINING AND RETAIL EXPOSURE

2001
----
ACQUIRED EL PAS0' CORPUS CHRISTI
REFINERY AND HUNTWAY REFINING
COMPANY IN CALIFORNIA


[Bar graph depicting the following:

Year           Throughput Capacity (MBPD)

1996           170
1997           530
1998           735
2000           985
2001           1150]

COMPANY OVERVIEW - AS OF EARLY 2001
================================================================================

[Map of the United States depicting the following information:

Headquarters located in San Antonio
Refineries in Corpus Christi, Houston, Texas City, Krotz Springs, Benicia and
            Paulsboro
Marketing presence in 33 states
340 Valero branded & Distributor Retail Locations in California]

                                       - 60% GULF COAST
                                       - 20% EAST COAST
                                       - 20% WEST COAST
                                       - 1.2 MILLION BPD OF
                                         REFINED PRODUCT SALES

HUNTWAY ACQUISITION
================================================================================

[HUNTWAY REFINERY GRAPHIC]

-  TWO REFINERIES IN CALIFORNIA
        -  BENICIA (13,000 BPD)
        -  WILMINGTON (6,000 BPD)

-  PRODUCES 25% OF CALIFORNIA
   ASPHALT DEMAND

-  PRODUCT DIVERSIFICATION; LOW COST ACQUISITION

EL PASO ENERGY ASSET ACQUISITION
================================================================================

-  EFFECTIVE JUNE 1ST, ACQUIRED EL PASO'S CORPUS
   CHRISTI REFINERY AND TEXAS REFINED PRODUCTS
   PIPELINE SYSTEM
-  $18.5 MILLION CAPITAL LEASE PAYMENT FIRST TWO YEARS
   FOLLOWED BY $294 MILLION PURCHASE PRICE
        -  ADDITIONAL $109 MILLION FOR INVENTORIES
-  IMMEDIATELY ACCRETIVE TO EARNINGS AND CASH FLOW
-  INTEGRATED INTO CORPUS CHRISTI REFINERY

TEXAS SYSTEM
================================================================================

[Map of Texas depicting the folowing information:

Refineries in Houston, Texas City, and Corpus Christi

Terminals in San Antonio, Rio Grande Valley, Corpus Christi, Houston, and on the products pipeline between Corpus Christi and Houston

Products Pipelines exist between Rio Grande Valley and Corpus Christi, between San Antonio and Corpus Christi and between Corpus Christi and Houston

Industry Pipelines are Colonial, TEPPCO and Explorer]

EL PASO ENERGY ASSETS                             COMBINED REFINERY
---------------------                             - 340,000 BPD CAPACITY
CORPUS CHRISTI REFINERY                           - 20.1 COMPLEXITY
- 115,000 BPD CAPACITY
- 12.0 COMPLEXITY
PIPELINES FROM CORPUS CHRISTI TO :
- HOUSTON 100,000 BPD
- SAN ANTONIO 20,000 BPD
- RIO GRANDE VALLEY 32,000 BPD

UDS ACQUISITION
================================================================================

- VALERO TO ACQUIRE UDS IN OVER $6 BILLION TRANSACTION

- FIXED EXCHANGE RATIO OF $27.50 PLUS THE VALUE OF .614
  SHARES OF VALERO STOCK FOR EACH SHARE OF UDS STOCK

        - $2 BILLION CASH + EST. 44.4 MILLION SHARES VALERO STOCK

        - ASSUMPTION OF APPROX. $2 BILLION OF DEBT

- TRANSACTION SIGNIFICANTLY ACCRETIVE TO VALERO'S EPS & CFPS

- CLOSING BY YEAR END 2001

STRATEGIC RATIONALE
================================================================================

- CREATES THE PREMIER U.S. REFINER & MARKETER
- EXPOSURE TO "QUALITY" REFINING MARKETS
- ENHANCED EARNINGS STABILITY THROUGH TOP-QUALITY,
  NATIONALLY RECOGNIZED RETAIL OPERATIONS
- ESTIMATED SYNERGIES OF AT LEAST $200 MILLION ANNUALLY
- SIGNIFICANTLY INCREASED SIZE & LIQUIDITY
        - LIKELY INCLUSION IN S&P 500
        - POTENTIAL MULTIPLE EXPANSION
- POSITIONS COMPANY FOR FURTHER GROWTH...AND THE FUTURE

THE COMBINED COMPANY
================================================================================

                          HEADQUARTERS IN SAN ANTONIO
                     BILL GREEHEY TO REMAIN CHAIRMAN & CEO
                                23,000 EMPLOYEES
                                 13 REFINERIES
                              5,000 RETAIL OUTLETS
                    5,000 MILES OF CRUDE & PRODUCT PIPELINES
                            $32 BILLION IN REVENUES
                          $10 BILLION IN TOTAL ASSETS

THE REFINING & MARKETING MAJOR
================================================================================

[Map of the continential United States and portions of Canada depicting the following information:
Terminals, Crude Pipelines, Products Pipelines,
Ethylene/Propylene Pipelines, Retail Marketing Presence and Refinieries:

UDS                        UDS                          VALERO
DENVER, COLORADO           QUEBEC, CANADA               PAULSBORO, NEW JERSEY
- 27,000 bdp capacity      - 167,000 bpd capacity       - 185,000 bpd capacity

UDS                        VALERO                       VALERO
ARDMORE, OKLAHOMA          KROTZ SPRINGS, LOUISIANA     HOUSTON, TEXAS
- 85,000 bpd capacity      - 85,000 bpd capacity        - 125,000 bpd capacity

VALERO                     VALERO                       UDS
TEXAS CITY, TEXAS          CORPUS CHRISTI, TEXAS        THREE RIVERS, TEXAS
- 230,000 bpd capacity     - 340,000 bpd capacity       - 98,000 bpd capacity

UDS                        UDS                          UDS
MCKEE, TEXAS               WILMINGTON, CALIFORNIA       GOLDEN EAGLE, CALIFORNIA
- 170,000 bpd capacity     - 135,000 bpd capacity       - 168,000 bpd capacity

VALERO                     VALERO
BENICIA, CALIFORNIA         WILMINGTON, CALIFORNIA
- 180,000 bpd capacity     - 6,000 bpd capacity ]

MAJOR RETAIL PRESENCE
================================================================================

[UDS SERVICES STATION GRAPHIC]

- SOME 2,000 COMPANY-OPERATED SITES AND OVER
  2,500 DEALERS/JOBBERS AND TRUCK RACK
  FACILITIES IN 18 U.S. STATES AND SIX CANADIAN
  PROVINCES
        - Largest company-owned retailer in Texas, Oklahoma, Colorado and New Mexico and the
          4th largest in the U.S.
        - One of the largest home heating oil businesses in North America
        - Over $1.2 billion in annual merchandise sales and growing

--------------------------------------------------------------------------------

                                    [VALERO SERVICES STATION GRAPHIC]

                                    - 80 VALERO BRANDED SITES AND 260 EXXON-
                                      BRANDED LOCATIONS IN THE CALIFORNIA MARKET

                                    - 30% INCREASE IN VOLUMES SINCE ACQUISITION

--------------------------------------------------------------------------------

RETAIL ENHANCES EARNINGS STABILITY
================================================================================

[LINE GRAPH DEPICTING THE FOLLOWING DATA:

3-Month Rolling Average

                           Gulf Coast               UDS Mid-Continent
                        Refining Spreads           Retail Fuel Margins
Year                        ($/BBL)                    (CENTS/GAL)
----                    ----------------           -------------------
Mar 1997                      3.4                     13.3
Apr 1997                      3.8                     13.4
May 1997                      3.7                     13.2
Jun 1997                      3.6                     13.7
Jul 1997                      3.5                     13.9
Aug 1997                      4.1                     12.9
Sep 1997                      4.2                     12.3
Oct 1997                      3.6                     11.9
Nov 1997                      2.6                     11.7
Dec 1997                      2.3                     10.8
Jan 1998                      2.5                     12
Feb 1998                      2.6                     12.8
Mar 1998                      2.6                     14
Apr 1998                      2.9                     13
May 1998                      3.4                     12.4
Jun 1998                      3.9                     12.6
Jul 1998                      3.6                     13.3
Aug 1998                      2.9                     14.9
Sep 1998                      2.3                     15.8
Oct 1998                      2.3                     15
Nov 1998                      2.2                     15.2
Dec 1998                      1.9                     15.6
Jan 1999                      1.3                     15.5
Feb 1999                      1.1                     13.5
Mar 1999                      1.4                     10.8
Apr 1999                      1.8                     10
May 1999                      2                       10.7
Jun 1999                      1.8                     12.1
Jul 1999                      1.8                     11.8
Aug 1999                      2.5                     10.9
Sep 1999                      2.8                     10
Oct 1999                      2.6                     11.4
Nov 1999                      2.3                     11.7
Dec 1999                      2                       10.9
Jan 2000                      2.2                     9.6
Feb 2000                      2.8                     7.8
Mar 2000                      3.7                     7.5
Apr 2000                      4.5                     7.9
May 2000                      5.1                     8.9
Jun 2000                      5.5                     8.9
Jul 2000                      5.3                     10
Aug 2000                      4.9                     10.7
Sep 2000                      4.8                     10.7
Oct 2000                      5                       8.8
Nov 2000                      4.6                     7.4
Dec 2000                      4.1                     8.4
Jan 2001                      4.6                     8.4
Feb 2001                      5                       8.6
Mar 2001                      5.2                     7.3
Apr 2001                      6.1                     6.7

->RETAIL FUEL MARGINS TEND TO BE COUNTER-CYCLICAL TO REFINING SPREADS

ESTIMATED TRANSACTION TIMETABLE
================================================================================

MAY 7            ANNOUNCEMENT

MAY 25           FILED REGISTRATION AND PROXY STATEMENTS WITH SEC

MAY 30           FILED HSR DOCUMENTS WITH FTC

JUNE 29          SECOND REQUEST RECEIVED FROM FTC

AUGUST           REGISTRATION AND PROXY STATEMENTS DECLARED EFFECTIVE

SEPTEMBER        STOCKHOLDER MEETINGS OF VALERO AND UDS TO APPROVE TRANSACTION

FOURTH QUARTER   ANTICIPATED CLOSING

VALERO/UDS COMBINED INCOME STATEMENT
================================================================================
(IN MILLIONS, EXPECT PER SHARE AMOUNTS)

                                                            2000
                            2000            2000            PRO FORMA
                            VALERO          UDS             COMBINED
                            ------          ---             --------
OPERATING REVENUE           $15,393         $17,061         $29,777

OPERATING INCOME            653             812             1,442

INTEREST EXPENSE            (98)            (126)           (377)

NET INCOME                  352             444             660

EARNINGS PER SHARE          $5.54           $5.11           $6.13


-AS REPORTED IN PRELIMINARY FORM S-4

ANTICIPATED SYNERGIES
================================================================================
($ IN MILLIONS)

                                      YEAR 1          YEAR 2+
                                      ------          -------

CRUDE SOURCING & LOGISTICS              $75             $80
MARKETING                                60              75
ADMINISTRATIVE, PROCUREMENT &
BEST PRACTICES                           55              85
                                      ------          -------
        TOTAL                          $190            $240

->SIGNIFICANT UPSIDE TO CURRENT ESTIMATES

BASE EARNINGS RAISED SUBSTANTIALLY
================================================================================

                           5 YEAR
                           AVERAGE
ESTIMATED EPS CASE         MARGINS(1)
------------------         -------
VALERO                     $4.84
PRO FORMA                  $7.85
ACCRETION                   62%

-   CURRENT 2002 FIRST CALL ESTIMATES SIGNIFICANTLY UNDERSTATE
    MID-CYCLE EARNINGS FOR THE COMBINED COMPANY.

(1) CASE IS BASED ON 1996-2000 AVERAGE FEEDSTOCK AND PRODUCT MARGINS, 2002 OPERATING PLAN VOLUMES FOR UDS AND VALERO AND 110 MILLION SHARES OUTSTANDING

STRONG CASH FLOW FOR FUTURE GROWTH
================================================================================

MID-CYCLE CASH FLOW
-------------------
        NET INCOME                $900 MILLION
        DEPRECIATION              $400 MILLION
                                --------------
        CASH FLOW               $1,300 BILLION


- PAY DOWN DEBT
- FUND CAPITAL INVESTMENTS
- BUY BACK STOCK
- MAINTAIN FLEXIBILITY FOR ACQUISITIONS

================================================================================



                                  GENE EDWARDS


                       SENIOR VICE PRESIDENT, PLANNING AND
                              BUSINESS DEVELOPMENT

    GASOLINE FUNDAMENTALS VOLATILE
================================================================================


[Line graph depicting price ((1)-15) of USGC GASOLINE - WTI ($ PER
 BARREL) from January to December during 2000, 2001, and over a 5-year range.]

[Line graph depicting level (180,000-240,000) of U.S. GASOLINE INVENTORIES (THOUSANDS OF BARRELS) from January to December during 2000, 2001, and over a 5-year range.]

    GASOLINE MARKET HAS FIRMED
================================================================================


[Line graph depicting level (7,000-9,000) of GASOLINE PRODUCTION (BARRELS PER
DAY) from January to December during 2000, 2001, and over a 5-year range.]

[Line graph depicting level (6,800-9,200) of GASOLINE DEMAND (BARRELS PER DAY) from January to December during 2000, 2001, and over a 5-year range.]

    DISTILLATE MARGINS REMAIN STRONG
================================================================================


[Line graph depicting price ((2)-8) of USGC HEATING OIL - WTI ($ PER
 BARREL) from January to December during 2000, 2001, and over a 5-YEAR RANGE.]

[Line graph depicting level (80,000-160,000) of U.S. DISTILLATE INVENTORIES (THOUSANDS OF BARRELS) from January to December during 2000, 2001, and over a 5-YEAR RANGE.]

    CONTINUED STRONG SOUR CRUDE DISCOUNTS
================================================================================


[Line graph depicting ARAB MEDIUM TO WTI sour crude discounts in dollars (0-8) from JAN-98 to 01-JUL]

- SOUR CRUDE DISCOUNTS TRENDING AT HIGHER LEVELS OVER LAST 18 MONTHS
- RECENT IRAQI ACTIONS HAVE CREATED VOLATILITY IN SOUR CRUDE PRICING
  - DISCOUNTS IMPROVING WITH RESUMPTION OF EXPORTS AND RUN CUTS

    STRATEGIC DIRECTION FOR THE NEW VALERO
================================================================================
- MAXIMIZE VALUE OF COMBINED COMPANY ASSETS
        - CAPTURE OPPORTUNITIES CREATED BY MERGER
- CONTINUE TO PURSUE ACCRETIVE ACQUISITIONS
- GROWTH OPPORTUNITIES INCLUDE:
        - REFINING & RETAIL
        - MID-STREAM
        - PETROCHEMICAL
        - COGEN
        - ASPHALT
        - INTERNATIONAL

                                    APPENDIX

    KEY MARGIN DRIVERS
================================================================================

                                       2001
                                       YTD            5-YEAR
FEEDSTOCKS & FUEL:           2000      ACTUALS (1)    AVG. (2)
------------------           ----      -----------    --------

  WTI - SOUR CRUDE           $3.53      $5.11          $2.64
  WTI - ANS                  $2.04      $2.80          $1.75
  WTI - SWEET CRUDE          $(.49)     $(.33)         ($.06)
  NATURAL GAS (MMBTU)        $4.32      $5.34          $2.75

PRODUCTS:
---------

GASOLINE - WTI (USGC)        $4.66      $6.45          $3.45
CARB GASOLINE - ANS         $14.74     $17.81         $10.97
HEATING OIL - WTI (USGC)     $3.60      $3.24          $1.96
3-2-1 REFINING MARGIN (3)    $4.31      $5.38          $2.95

(1) ACTUAL PRICES THROUGH AUGUST 14
(2) AVERAGE PRICES 1996 THROUGH 2000
(3) 3-2-1 REFINING MARGIN EQUALS (2 TIMES GASOLINE-WTI PLUS HEATING OIL-WTI) DIVIDED BY 3

    VALERO/UDS MERGER CONSIDERATION
================================================================================

- IN MAY, 2001 VALERO ENERGY AND ULTRAMAR DIAMOND SHAMROCK AGREED TO A PART-CASH/PART-STOCK MERGER IN WHICH VALERO WOULD EXCHANGE ALL OF THE SHARES OF UDS FOR CONSIDERATION WITH A VALUE REPRESENTING A 31.3% PREMIUM TO UDS' STOCK PRICE, BASED ON THE AVERAGE CLOSING PRICE OF UDS FOR THE 10 DAY PERIOD PRIOR TO APRIL 26TH.
- THE TOTAL CONSIDERATION EQUATES TO $27.50 IN CASH AND A FIXED EXCHANGE RATIO OF 0.614 VALERO SHARES FOR EACH OUTSTANDING SHARE OF UDS COMMON STOCK, REPRESENTING AN AGGREGATE CONSIDERATION OF APPROXIMATELY $2 BILLION IN CASH PLUS APPROXIMATELY 44.4 MILLION VALERO SHARES (SUBJECT TO POSSIBLE ADJUSTMENT AS DESCRIBED BELOW).
- A UDS STOCKHOLDER CAN ELECT TO RECEIVE CONSIDERATION IN THE FORM OF CASH, VALERO STOCK OR A COMBINATION. WHATEVER THE FORM, THE MECHANISM IS DESIGNED SUCH THAT THE PER-SHARE CONSIDERATION WILL HAVE THE SAME VALUE, BASED ON THE AVERAGE PRICE OF VALERO COMMON STOCK DURING A 10 DAY MEASUREMENT PERIOD ENDING 3 DAYS BEFORE CLOSING, REGARDLESS OF THE FORM OF CONSIDERATION. THAT PER-SHARE VALUE, WHETHER PAID IN THE FORM OF STOCK OR CASH, WILL BE THE SUM OF
  (A) $27.50 AND (B) THE AVERAGE VALUE OF 0.614 VALERO SHARES DURING THE MEASUREMENT PERIOD.
- THE ELECTIONS WILL BE SUBJECT TO PRORATION, AS THE TOTAL NUMBER OF VALERO SHARES TO BE ISSUED AND THE TOTAL AMOUNT OF CASH TO BE PAID IN THE MERGER TO UDS STOCKHOLDERS AS A GROUP ARE EACH FIXED EXCEPT THAT VALERO MAY ADD MORE STOCK, VALUED AT THE MEASUREMENT PERIOD VALUE AND IN LIEU OF AN EQUIVALENT AMOUNT OF CASH, IF NEEDED TO MAINTAIN THE TAX-FREE TREATMENT OF THE MERGER. IF STOCK IS OVERSUBSCRIBED, THEN UDS STOCKHOLDERS WHO HAVE ELECTED STOCK WILL NEVERTHELESS RECEIVE CASH FOR SOME OF THEIR UDS SHARES, ON A PRO RATA BASIS, AND VICE VERSA IF CASH IS OVERSUBSCRIBED. ALSO, IF BASED ON THE AVERAGE PRICE OF VALERO STOCK DURING THE MEASUREMENT PERIOD THE LIMIT ON THE PERCENTAGE OF UDS SHARES THAT MAY BE CONVERTED TO STOCK CONSIDERATION IS GREATER THAN 50%, VALERO AT ITS OPTION, MAY REDUCE THAT LIMIT TO 50%.

    VALERO/UDS MERGER CONSIDERATION
================================================================================

Equalization Mechanism
MM, EXCEPT PER SHARE FIGURES

TRANSACTION STRUCTURE
------------------------------------------------------------------------------------------------------------------
Total UDS Shares                                    72.3
------------------------------------------------------------------------------------------------------------------
CASH PORTION (VALUE OF $55.00 OFFER AT 50%)                 STOCK PORTION (VALUE OF 1.228X OFFER AT 50%)
------------------------------------------------------------------------------------------------------------------
Cash Offer per Share                                27.50   Stock Exchange Ratio                           0.614x
------------------------------------------------------------------------------------------------------------------
Cash Offered in Transaction ($27.50 x 72.3 Shares)  1,988   Number of Valero Shares (0.614 x 72.3 Shares)  44.4
------------------------------------------------------------------------------------------------------------------

                              STOCK   BLENDED                   TOTAL VALUE  TOTAL          PERCENT OF
VALERO     CASH     EXCHANGE  VALUE   TRANSACTION   TOTAL CASH  OF STOCK     CONSIDERATION  UDS SHARES   TOTAL SHARES
SHARE      VALUE    RATIO     AT      VALUE PER     OFFERED     OFFERED BY   OFFERED BY     PURCH.       OFFERED BY
PRICE      AT 50%   AT 50%    50%     UDS SHARE     BY VALERO   VALERO       VALERO         CASH         VALERO
---------------------------------------------------------------------------------------------------------------------
$25.00     $27.50   0.614X    $15.35  $42.85        $1,766      $1,332       $3,098         57.0%        53.3
---------------------------------------------------------------------------------------------------------------------
 30.00      27.50   0.614X     18.42   45.92        1,892       1,428        3,320          57.0%        47.6
 33.73*     27.50   0.614X     20.71   48.21        1,988       1,498        3,486          57.0%        44.4
---------------------------------------------------------------------------------------------------------------------
 35.00      27.50   0.614X     21.49   48.99        1,988       1,554        3,542          56.1%        44.4
---------------------------------------------------------------------------------------------------------------------
 40.00      27.50   0.614X     24.56   52.06        1,988       1,776        3,764          52.8%        44.4
---------------------------------------------------------------------------------------------------------------------
 45.00      27.50   0.614X     27.63   55.13        1,988       1,988        3,986          49.9%        44.4
---------------------------------------------------------------------------------------------------------------------
 50.00      27.50   0.614X     30.70   58.20        1,988       2,220        4,208          47.3%        44.4
---------------------------------------------------------------------------------------------------------------------
 A          B       C          D       E            F           G            H              I            J
---------------------------------------------------------------------------------------------------------------------
                               =AxC    =B+D         =$1,998-M   =AxJ         =F+G           =F/H         44.4+L
---------------------------------------------------------------------------------------------------------------------


PERCENT OF UDS      SHARES ISSUED      CASH REDUCED
SHARES PURCHASED    TO MAINTAIN        BY ISSUING
FOR VALERO          43% DEAL           ADDITIONAL
STOCK               VALUE IN STOCK     SHARES
----------------------------------------------------
 43.0%              8.9                $222.4
----------------------------------------------------
 43.0%              3.2                 95.8
 43.0%              -                   -
 ---------------------------------------------------
 43.9%              -                   -
----------------------------------------------------
 47.2%              -                   -
----------------------------------------------------
 50.1%              -                   -
----------------------------------------------------
 52.7%              -                   -
----------------------------------------------------
 K                  L                   M
----------------------------------------------------
=G/H                                    =LxA
----------------------------------------------------


NOTES:
-Assumes at least 43% of the consideration will be required to be paid in Valero stock in order to maintain the tax free status of the transaction with respect to the stock consideration. Pursuant to the terms of the merger agreement, the minimum percentage required to be paid in stock will not be determined until closing and may be higher or lower than the assumption made for this example.
-$33.73 represents the breakeven price below which additional stock may be issued to preserve tax-free treatment.


================================================================================

- INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE SENT TO VALERO AND UDS STOCKHOLDERS REGARDING THE PROPOSED MERGER, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE JOINT PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY VALERO AND UDS. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN IT IS AVAILABLE, AND OTHER DOCUMENTS FILED BY VALERO AND UDS WITH THE COMMISSION AT THE COMMISSION'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED, WHEN AVAILABLE, FREE OF CHARGE FROM VALERO AND
  UDS. STOCKHOLDERS SHOULD READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE MERGER.

- VALERO AND UDS, AND THEIR RESPECTIVE DIRECTORS, EXECUTIVE OFFICERS AND CERTAIN OTHER OF THEIR RESPECTIVE EMPLOYEES, MAY BE SOLICITING PROXIES FROM THEIR RESPECTIVE STOCKHOLDERS IN FAVOR OF THE APPROVAL OF THE MERGER. INFORMATION REGARDING THE PERSONS WHO MAY, UNDER SEC RULES, BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF VALERO AND UDS STOCKHOLDERS IN CONNECTION WITH THE MERGER IS SET FORTH, IN THE CASE OF VALERO, IN VALERO'S PROXY STATEMENT FOR ITS 2001 ANNUAL MEETING, FILED WITH THE SEC ON MARCH 28, 2001, AND IN THE CASE OF UDS, IN UDS'S PROXY STATEMENT FOR ITS 2001 ANNUAL MEETING, FILED WITH THE SEC ON MARCH 27, 2001, AND ADDITIONAL INFORMATION WILL BE SET FORTH IN THE DEFINITIVE PROXY STATEMENT/PROSPECTUS REFERRED TO ABOVE WHEN IT IS FILED WITH THE SEC.